English Court of Appeal finds in favor of Teva on Copaxone® patent litigation and upholds validity of Copaxone patent until May 2015

•	Court upholds previous decision of High Court of England affirming that asserted claims of UK patent 762,888 are valid

•	Decision denies application from Generics [UK] Ltd to grant non-infringement declaration for purported generic version

Jerusalem, July 29, 2013 – Teva Pharmaceuticals Industries Ltd (NYSE:TEVA) announced today that the Court of Appeal for England and Wales has found in favor of Teva, upholding the validity of the asserted claims of UK patent 762,888 relating to Copaxone® (glatiramer acetate injection), following an appeal brought by Generics [UK] Limited, a subsidiary of Mylan Laboratories Inc.

In the litigation, Generics [UK] had applied to the court to revoke the patent and also grant a declaration of non-infringement for its purported generic version of Copaxone®. The High Court and the Court of Appeal have now both upheld the validity of the patent and denied the application for a declaration of non-infringement. The patent is not due to expire until May 2015.

Teva’s President and CEO, Dr. Jeremy Levin, welcomed the court’s decision: “This decision upholding the patent strengthens Teva’s exclusivity of Copaxone® in the UK until at least the date of the patent expiry. Thousands of patients in the UK and elsewhere depend on Copaxone® for relief in relapsing-remitting multiple sclerosis, and we are pleased that the English Court of Appeal has upheld the validity of the patent until its expiry in 2015.”

Any potential generic version of COPAXONE® would require a marketing authorization from the Medicines and Healthcare products Regulatory Agency (MHRA) before it could be commercialized.

Given the complexity of COPAXONE®, unpredictable differences between a proposed generic product and COPAXONE® could lead to immunogenic effects in patients. The inability to fully characterize the active ingredients of the product leads many experts to believe that the only way to ensure the safety, efficacy and immunogenicity of any purported generic version of COPAXONE® would be through full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in relapsing-remitting multiple sclerosis (RRMS) patients.

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About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Indication

COPAXONE® (glatiramer acetate injection) is indicated for reduction of the frequency of relapses in patients with Relapsing-Remitting Multiple Sclerosis (RRMS), including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

Important Safety Information about COPAXONE® (glatiramer acetate injection)

Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®.

Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the post-marketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again.

Chest pain may occur either as part of the immediate post-injection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense.

A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes.

The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®.

Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.